Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

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Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Loss and Other Comprehensive Income

		Three months ended March 31,
	Notes	2022 £’000	2021 £’000
Product revenue, net	3	7,682	—
Pre-product revenue, net	3	2,829	—
Collaboration revenue	3	11,963	8,270
Total revenue		22,474	8,270

Cost of product revenue		(248)	—
Research and development costs		(18,581)	(19,885)
Selling and administrative expenses		(20,106)	(20,184)
Net other operating income / (expense)		1	(82)
Operating loss		(16,460)	(31,881)

Finance income		10	22
Finance costs	4	(1,333)	(1,860)
Non-operating expense		(1,323)	(1,838)

Loss before taxation		(17,783)	(33,719)
Income tax credit	5	1,655	4,681
Loss for the period		(16,128)	(29,038)

Other comprehensive income / (loss)
Other comprehensive income / (loss) that is or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		205	(92)
Total other comprehensive income / (loss) for the period		205	(92)

Total comprehensive loss for the period		(15,923)	(29,130)
Basic and diluted loss per share - £	6	(0.37)	(0.76)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

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Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at as at March 31, 2022 and December 31, 2021

	Notes	March 31, 2022 £’000	December 31, 2021 £’000
Non-current assets
Property, plant and equipment		7,849	8,944
Right of use assets		22,199	22,593
Other non-current assets		5,955	4,935
Deferred tax asset		2,650	2,575
Total non-current assets		38,653	39,047
Current assets
Inventory		496	—
Trade and other receivables	7	25,746	15,208
Tax receivable		11,289	9,632
Cash and cash equivalents		205,853	237,886
Total current assets		243,384	262,726
Total assets		282,037	301,773
Equity
Share capital		88	88
Share premium		212,499	212,238
Foreign currency translation reserve		294	89
Other reserves		386,167	386,167
Share-based payment reserve		61,770	54,357
Accumulated deficit		(497,520)	(481,392)
Total equity		163,298	171,547
Non-current liabilities
Interest-bearing loans and borrowings		38,370	37,226
Deferred revenue	3	2,136	6,408
Lease liabilities		25,043	25,355
Provisions		70	57
Total non-current liabilities		65,619	69,046
Current liabilities
Trade and other payables	9	34,695	35,436
Deferred revenue	3	17,089	24,450
Lease liabilities		1,294	1,255
Provisions		42	39
Total current liabilities		53,120	61,180
Total liabilities		118,739	130,226
Total equity and liabilities		282,037	301,773

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

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Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2022		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the period		—	—	—	—	—	(16,128)	(16,128)
Other comprehensive income		—	—	205	—	—	—	205
Total comprehensive income/ (loss) for the period		—	—	205	—	—	(16,128)	(15,923)
Exercise of share options		—	261	—	—	—	—	261
Equity-settled share-based payment transactions	8	—	—	—	7,413	—	—	7,413
At March 31, 2022		88	212,499	294	61,770	386,167	(497,520)	163,298

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2021		64	—	163	18,821	386,167	(349,869)	55,346
Loss for the period		—		—	—	—	(29,038)	(29,038)
Other comprehensive loss		—	—	(92)	—	—	—	(92)
Total comprehensive loss for the period		—	—	(92)	—	—	(29,038)	(29,130)
Issue of share capital		24	210,961	—	—	—	—	210,985
Equity-settled share-based payment transactions	8	—	325	—	8,271	—	—	8,596
At March 31, 2021		88	211,286	71	27,092	386,167	(378,907)	245,797

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

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Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2022 £’000	2021 £’000
Cash flows from operating activities
Loss for the period	(16,128)	(29,038)
Adjustments for:
Equity settled share-based payment expense	7,413	8,596
Depreciation	1,679	1,807
Net finance costs	1,323	1,838
Foreign exchange differences	945	(368)
Other	(1)	219
Income tax credit	(1,655)	(4,681)
Working capital adjustments:
(Increase) / decrease in receivables and other non-current assets	(11,489)	2,068
(Decrease) / increase in trade and other payables	(807)	631
Decrease in deferred revenue	(11,633)	(7,051)
Other working capital movements	(480)	—
Net cash used in operating activities	(30,833)	(25,979)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	5	—
Purchase of property, plant and equipment	(138)	(220)
Proceeds from investment in sub-leases	—	245
Net cash flows (used in) / generated by investing activities	(133)	25
Cash flows from financing activities
Gross proceeds from issue of share capital	—	226,528
Costs from issue of share capital	—	(15,543)
Exercise of share options	261	—
Interest paid on non-current interest-bearing loan	(838)	(810)
Repayment of lease liabilities	(755)	(802)
Net cash flows (used in) / generated by financing activities	(1,332)	209,373
(Decrease) / increase in cash and cash equivalents	(32,298)	183,419
Net foreign exchange difference on cash held	265	(52)
Cash and cash equivalents at beginning of the year	237,886	129,716
Cash and cash equivalents at end of the period	205,853	313,083

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

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Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021 following its initial public offering ("IPO"). The IPO and concurrent private placement to the Bill & Melinda Gates Foundation generated net proceeds of £210,985,000 after underwriting discounts, commissions and directly attributable offering expenses.

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, the Group received approval from the U.S. Food and Drug Administration ("FDA") and European Commission ("EC"), respectively, for its lead product, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma. The Group is currently selling KIMMTRAK in the United States and Europe. The Group plans to sell KIMMTRAK in additional territories later in 2022, subject to further regulatory approval.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Except as described in Significant Accounting Policies below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2021.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 3, 2022 (the “Annual Report”). New accounting policies applicable to the three months ended March 31, 2022, are outlined further below.

The unaudited condensed and consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were prepared at the request of the Company’s Board of Directors (the “Board”) and were approved by the Board on May 11, 2022, and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer of the Group.

Adoption of new accounting standards

There have been no accounting standards adopted by the Group in 2022 which have had a material impact on these unaudited condensed consolidated interim financial statements. There are no standards issued but not yet effective that the Group expects to have a material impact on its financial statements.

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Going concern

The Group reported cash and cash equivalents of £205,853,000 and net current assets of £190,730,000 as at March 31, 2022, with an operating loss for the three months ended March 31, 2022 of £16,460,000 and net cash used in operating activities of £30,833,000. The negative operational cash flow was largely due to the Group’s continued focus on research, development, and clinical activities to advance preclinical and clinical programs within the Group’s pipeline. While the Group generated a negative operational cash flow overall, net product and pre-product revenue totalling £10,511,000 was recorded during the three months ended March 31, 2022. During the three months ended March 31, 2022, the Group received approval from the FDA for its lead product, KIMMTRAK, for the treatment of metastatic uveal melanoma and has commenced selling the product in the United States during the period. The Group subsequently received marketing approval from the European Commission (“EC”) for KIMMTRAK on April 1, 2022.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes KIMMTRAK revenue. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and have concluded that the pandemic may have a future impact on the Group’s business and implementation of its strategy and plans, but it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Company’s financial statements.

Given the current cash position and the assessment performed, the Board is confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due until at least the third quarter of 2024 and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period. The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Therefore, estimates may vary from eventual outcomes and may be subject to updates in future reported periods.

Judgements and estimates made, together with our significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021, and are presented in the Group's Annual Report on Form 20-F filed on March 3, 2022. Significant updates to the Group's estimates and accounting policies for the three months ended March 31, 2022 are outlined below.

Critical Accounting Estimates

Estimated rebates, chargebacks and product returns

As outlined below in the “Product revenue, net” policy, the Group recognizes net product revenue on delivery to its specialty distributors and forms estimates of deductions related to these sales for rebates, chargebacks and returns based on statutory and contractual requirements.

Due to its limited history of product sales having only recently received regulatory approval for its first product, the Group has no previous directly comparable information of actual rebate claims, chargebacks or levels of product returns, and the Group's early sales information may have limited predictive value. The Group uses the expected value method to estimate revenue deductions, which considers the likelihood of a rebate, chargeback or product return being applicable to sales. The proportion of sales subject to a rebate or chargeback, and the level of product returns, is inherently uncertain and the Group's estimates are based on internal assumptions, which may change as the Group develops more product experience, and third-party data, which the Group assesses for reliability and relevance.

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Rebates and chargebacks

The Group is subject to the Medicaid program in the United States, which requires rebates to be paid to states in accordance with federal requirements, depending on the eligibility and circumstances of patients treated with KIMMTRAK after the Group has sold vials to specialty distributors. In addition, the Group is subject to chargebacks from its specialty distributors under the 340B program in the United States, whereby qualifying hospitals are entitled to purchase KIMMTRAK at a lower price. For such sales, the Group's specialty distributors charge back the difference between the wholesale acquisition cost and this lower price. The Group is also subject to chargebacks from participation under a program with the Department of Veteran Affairs in the United States. Estimating rebate and chargeback deductions from revenue is judgmental due to the time delay between the date of the sale to specialty distributors and the subsequent dates on which the Group is able to determine actual amounts of rebates and chargebacks. The Group forms estimates of chargeback deductions by analyzing sell-through data relating to the hospital mix of onward sales made by specialty distributors. For rebates, the Group forms estimates based on internal forecasts of the patient mix and external health coverage statistics. Judgment is applied to consider the relevance and reliability of information used to make these estimates.

Product returns

The Group considers several inputs when estimating potential levels of product returns. Due to the nature of KIMMTRAK as a therapy, the Group expects no product returns following patient administration by trained healthcare professionals. The Group applies judgement in assessing the level of returns for sales made to specialty distributors which have yet to be administered to patients. The Group considers industry average return levels, specialty distributor sell-through rates, the levels of inventory in the distribution channel, the period of time for which inventory has been held by its specialty distributors, the level of orders placed, the expiry date of products sold, and its distributors' right to return products in the case of vials of KIMMTRAK with a shorter period to expiry. As orders are typically placed based on scheduled administration by hospitals and healthcare facilities, the Group does not expect a significant level of product returns.

Significant Accounting Policies

Product revenue, net

Product revenue, net relates to the sale of KIMMTRAK following marketing approval. The Group recognizes revenue at the point in time that control transfers to a customer, which is typically on delivery. The amount of revenue recognized reflects the consideration to which the Group expects to be entitled to, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. Estimated revenue deductions are updated at the end of each reporting period using the latest available data. The Group considers whether any part of amounts expected to be received should be constrained to ensure that it is highly probable that a significant reversal in the cumulative revenue recognized will not occur. Estimating such deductions involves judgments which are detailed further above under “Critical accounting estimates”.

The Group's customers in the United States are its specialty distributors. These distributors are invoiced at contractual list prices with payment terms of typically up to 50 days. When the Group has the contractual right to offset chargebacks against trade receivables and reflects this in its invoicing, chargebacks are recorded as a reduction in trade receivables. Other chargebacks, rebates and deductions are recognized as an accrual in the condensed consolidated statement of financial position.

Cost of product revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Due to the Group's manufacturing arrangements, overheads and internal costs of product revenue are minimal. Further information on Cost of product revenue is included within the 'Inventories' policy below.

Trade Receivables

Trade receivables include amounts invoiced or contractually accrued where only the passage of time is required before payment is received under the Group’s collaboration agreements and other revenue arrangements. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. Due to its limited sales history, the Group estimates expected credit losses using internal information, industry credit default information, and comparable information available from companies with similar customers. As of March 31, 2022, the amount of expected credit losses is not material.

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Inventories

Inventories include finished goods manufactured for commercial sale, items in the process of being manufactured for commercial sale, and the materials to be used in the manufacturing process. The principal costs in manufacturing the Group's inventories are raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale.

Inventories are measured at weighted average cost and presented as assets in the Condensed Consolidated Statement of Financial Position to the extent that they are recoverable. Inventories are stated at the lower of cost and net realizable value, and the Group assesses whether an expense should be recognized to write down inventory values at each reporting period. Where this expense relates to inventories manufactured or developed following marketing approval of KIMMTRAK, the Group recognizes the expense within Cost of product revenue. Prior to marketing approval, the Group recorded the expense for prelaunch inventory expected to be sold in the ordinary course of business within Research and development expenses. Reversals of previous write-downs of inventories are recognized within Cost of product revenue or Research and development expenses, depending on where the write-down was originally recognized.

As at March 31, 2022, the Group held a provision against the value of its inventories of £716,000, £200,000 of which has been recognized in Cost of product revenue in the Condensed Consolidated Statement of Loss and Comprehensive Income in the three months ended March 31, 2022.

Due to the low costs involved in manufacturing KIMMTRAK, inventory costs and Cost of product revenue are not material, and the Group does not expect these to be material for the foreseeable future.

3. Revenue

Revenue is presented by type, and net of deductions outlined in the Group’s accounting policies, in the table below.

	For the three months ended March 31,
	2022 £’000	2021 £’000

Product revenue, net	7,682	—
Pre-product revenue, net	2,829	—
Total revenue from sale of therapies	10,511	—

Collaboration revenue
GSK	—	3,370
Eli Lilly	7,361	—
Genentech	4,602	4,900
Total collaboration revenue	11,963	8,270
Total revenue	22,474	8,270

Of the Group's collaboration customers, Eli Lilly and Genentech are based in the United States. GSK is based in the United Kingdom

Product revenue, net, and Pre-product revenue, net, from the sale of KIMMTRAK in the United States and tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	For the three months ended March 31,
	2022	2021
	£’000	£’000
United States	7,682	—
Europe	2,829	—
Total revenue from the sale of therapies	10,511	—

Product revenue, net

During the three months ended March 31, 2022, the Group recognized £7,682,000 of product revenue, net, relating to the sale of KIMMTRAK in the United States after estimated deductions for rebates, chargebacks and returns which are recognized in accruals as set out in the Group's accounting policies above.

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Pre-product revenue, net

During the three months ended March 31, 2022, the Group recognized £2,829,000 of pre-product revenue, net, relating to the sale of tebentafusp under a compassionate use and early access program in France after estimated deductions for rebates and returns, which are recognized in accruals in the condensed consolidated statement of financial position.

Genentech Collaboration

During the three months ended March 31, 2022, the Group recognized £4,602,000 of revenue relating to the 2018 Genentech Agreement and IMC-C103C (for the three months ended March 31, 2021: £4,900,000). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that such costs are shared equally under the agreement with Genentech. Of the revenue recognized during the three months ended March 31, 2022, £330,000 of revenue represents cost reimbursements. For the three months ended March 31, 2021, the Group recognized cost reimbursements of £628,000.

GSK Collaboration

GSK and the Group elected not to progress the final program under the agreement in 2021, and there is no further revenue to recognize following notice of termination in 2021 and final termination of the GSK Agreement in the three months ended March 31, 2022.  Accordingly, during the three months ended March 31, 2022, the Group recognized no revenue relating to the GSK Agreement (for the three months ended March 31, 2021: £3,370,000).

Eli Lilly Collaboration

During the three months ended March 31, 2022, the Group recognized £7,361,000 relating to the Eli Lilly Agreement (for the three months ended March 31, 2021: £nil).

The Group released the remaining deferred revenue attributed to the third target under the collaboration after the parties agreed to terminate the agreement during the three months ended March 31, 2022. No further revenue under the collaboration is expected.

Deferred revenue

Of the total revenue recognized during the three months ended March 31, 2022, £11,633,000 was included in deferred revenue at January 1, 2022. No revenue was recognized in the three months ended March 31, 2022 relating to performance obligations satisfied in previous years (for the three months ended March 31, 2021: £nil). The remaining deferred revenue as at March 31, 2022, in the condensed consolidated statement of financial position relates to the Genentech agreement. The Group expects to recognize this remaining revenue over the next two years.

4. Finance costs

	For the three months ended March 31,
	2022 £’000	2021 £’000
Interest expense on lease liabilities	429	439
Interest expense on financial liabilities measured at amortized cost	904	1,421
	1,333	1,860

Interest expense on financial liabilities measured at amortized cost for the three months ended March 31, 2022 and 2021 is related to the $50.0 million of borrowings under the debt facility with Oxford Finance. The expense for the three months ended March 31, 2021, includes £546,000, representing a fee of $750,000, that became payable to Oxford Finance upon the completion of the IPO.

5. Income tax

Income tax credit is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax credit rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax credit rate in the interim financial statements may differ from the Group’s estimate of the effective tax credit rate for the annual financial statements.

The Group’s consolidated effective tax credit rate for the three months ended March 31, 2022 was 9.3% (for the three months ended March 31, 2021: 13.9%).

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A deferred tax asset of £2,650,000 has been recognized as of March 31, 2022 (December 31, 2021: £2,575,000) representing unused tax credits carried forward for one of the Group’s subsidiaries, Immunocore LLC, following an annual assessment, or periodically as required, of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

6. Basic and diluted loss per share

	For the three months ended March 31,
	2022	2021
Loss for the period (£’000s)	(16,128)	(29,038)
Basic and diluted weighted average number of shares	43,865,799	38,451,332
Basic and diluted loss per share (£) (1)	(0.37)	(0.76)

(1)  Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. The dilutive effect of potential shares through equity settled transactions are considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share.

7. Trade and other receivables

	March 31, 2022 £’000	December 31, 2021 £’000
Trade receivables	16,795	6,047
Other receivables	2,355	1,470
Prepayments and accrued income	6,596	7,691
	25,746	15,208

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be expensed within 12 months.

8. Share-based payments

During the three months ended March 31, 2022 the total charge for share-based payments was £7,413,000, compared to a charge of £8,596,000 for the three months ended March 31, 2021.

The Group granted 33,800 options on January 1, 2022, and 1,149,232 options on February 16, 2022, compared to a grant of 4,482,045 options on February 4, 2021. The weighted average grant date fair value and exercise prices of options granted is set out below.

	For the three months ended March 31
	2022 $	2021 $
Weighted average exercise price	24.95	26.00
Weighted average fair value	15.27	16.16

The options in both periods were valued using the Black-Scholes model and vest over a four-year period from the date of grant, with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years.

As at March 31, 2022, and 2021, there were 10,127,356 and 9,315,729 outstanding options, respectively, of which 4,004,611 and 2,012,001, respectively, were exercisable.

9. Trade and other payables

	March 31, 2022 £’000	December 31, 2021 £’000
Trade payables	6,074	7,499
Other taxation and social security	733	532
Accruals	27,680	27,382
Other payables	208	23
	34,695	35,436

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Accruals include estimates for rebates, chargebacks and returns in respect of product revenue from the sale of KIMMTRAK in the United States and pre-product revenue relating to the sale of tebentafusp under a compassionate use and an early access program in France.

10. Events after the reporting period

On April 1, 2022, the EC approved KIMMTRAK (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). With EC approval, KIMMTRAK has received marketing authorisation in all E.U. member states, and following completion of related national procedures, also in Iceland, Liechtenstein, and Norway. The Group plans to pursue regulatory approval for the marketing authorization of KIMMTRAK in all 27 member states of the European Union. There are currently over 130 early access program patients in the EU and UK. The United Kingdom’s MHRA, Health Canada, and the Australian Government Department of Health Therapeutic Goods Administration have each accepted the submission of the Company’s Marketing Authorisation Application.

On April 28, 2022, the Company completed a reduction of its share capital, as contemplated in the registration statement for the company’s initial public offering, whereby (i) the whole of the amount standing to the credit of the Company’s share premium account was cancelled and (ii) 23,702,856,974 ordinary shares and 457,338,326 non-voting ordinary shares (which were issued by way of a bonus issue on April 25, 2022 for the purpose of capitalising the Company’s merger reserve) were cancelled. The distributable reserves created by the reduction of capital amount to approximately £261 million.